EXHIBIT 23.2- Auditor Consent

Date: February 5, 2016 at 2:55:37 PM EST

Subject: Re: Goldland

From: Bill Uniack >wt.uniacksr@xxxxx>

To: John Scrudato jscrudato@xxxxx>

Cc: Marty Wolfe >martywolfe@xxxxxx>, "Sr. Bill Uniack" <wuniack1@xxxxx>, "Jr. William T. Uniack" <wt.uniackjr@xxxxx>, Paul Parliament paul@xxxxx>, Norman Reynolds <nreynolds@xxxxxx>

As stated within the previously sent letter and with this message, we consent to your filing of the 10K.

William T. Uniack